Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

Schedule TO

(Form Type)

AvePoint, Inc.

(Name of Issuer)

Table 1: Transaction Valuation
		Transaction Valuation (1)	Fee Rate	Amount of Filing Fee
Fees to be Paid		$ 43,940,602.50	0.0001476	$ 6,485.64
Fees Previously Paid	-
	Total Transaction Valuation:	$ 43,940,602.50
	Total Fees Due for Filing:			$ 6,485.64
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 6,485.64
Note

(1)

The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 17,576,241 public warrants for a purchase price of $2.50 per public warrant, for a transaction valuation of $43,940,602.50.